

April 14, 2011

Via E-mail
Mr. Rodney C. Saks
Chief Executive Officer
Hansen Natural Corporation
550 Monica Circle
Suite 201
Corona, CA 92880

> **Re: Hansen Natural Corporation**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 1, 2011**
> **File No. 000-18761**

Dear Mr. Saks:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Management's Discussion and Analysis

Results of Operations, page 44

1. In order to provide an investor with a better understanding of your operations, please provide us with, and confirm in future Exchange Act filings you will, revise your disclosure here for each period presented to quantify the impact of underlying variances in net sales and gross profit.

Financial Statements

Notes to Consolidated Financial Statements

9. Commitments and Contingencies- Litigation, page 95

2. We note that there are various types of litigation disclosed in this section. Please tell us, and confirm in future Exchange Act filings you will revise to disclose, the amount or range of reasonably possible litigation losses to which you are exposed. If such range cannot be estimated or is not material to the financial statements, state so. Refer to FASB ASC 450-20-50-3.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    You may contact Raj Rajan, Senior Staff Accountant, at 202-551-3388 or Brian K. Bhandari, Branch Chief, at 202-551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia Jenkins

Tia Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and
Health Care Services